Exhibit 99.17

IMPERIAL TOBACCO GROUP PLC

PRELIMINARY RESULTS FOR THE 12 MONTHS

ENDED 30 SEPTEMBER 2005

HIGHLIGHTS

*	Turnover (excluding duty) of	£3,149 million	– up 4%
*	Adjusted** operating profit of	£1,307 million	– up 7%
*	Adjusted** pre-tax profit of	£1,123 million	– up 11%
*	Adjusted** earnings per share of	112.8p	– up 11%
*	Full year dividend of	56.0p	– up 12%

Summarising today’s announcement, Gareth Davis, Chief Executive, said:

“I am pleased to report another set of record results, which again highlight the fundamental strengths of our business – our balanced product and brand portfolio, our broad geographic spread, our ongoing focus on reducing costs and the effective management of our cash.

“I have been particularly pleased with the improvement in our cigarette volumes in the second half of the year, reversing the decline we saw in the first six months. This has included some good performances from our international brands Davidoff and West, and has been a considerable achievement given the continuing market size pressures in some regions.

“We also made significant progress in reducing costs and delivering further efficiencies across our global manufacturing operations, including an excellent 15% improvement in productivity.

“Effective cash management has again added to the earnings delivery and our share buyback programme will continue while we seek value creating acquisitions.

“Our focus remains on creating sustainable shareholder value. We will continue to apply our strategy of growing our operations, both organically and through acquisitions, and are well placed to build on our successes.”

**	Operating profit, pre-tax profit and earnings per share are before amortisation and exceptional items

NOTES TO EDITORS

Imperial Tobacco Group PLC

Imperial Tobacco Group PLC is the world’s fourth largest international tobacco company. The Group manufactures and sells a comprehensive range of cigarettes, tobaccos, rolling papers, filter tubes and cigars in over 130 countries worldwide. It has around 15,000 employees and 32 manufacturing sites.

ENQUIRIES

Alex Parsons, Group Media Relations Manager	+44 (0)7967 467 241

Simon Evans, Group Media Relations Executive	+44 (0)7967 467 684

Nicola Tate, Investor Relations Manager	+44 (0)117 933 7082

John Nelson-Smith, Investor Relations Manager	+44 (0)117 933 7032

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Imperial Tobacco’s 2005 Preliminary Results are available at: www.imperial-tobacco.com

FINANCIAL HIGHLIGHTS

	2005			2004

Adjusted operating profit (1)	£1,307	m	Up 7%	£1,218	m
	$(2,313	m)
Adjusted pre-tax profit (1)	£1,123	m	Up 11%	£1,014	m
	$(1,988	m)
Adjusted profit after tax (1)	£820	m	Up 10%	£743	m
	$(1,451	m)
Adjusted earnings per share (1)	112.8	p	Up 11%	101.6	p
	(199.7	c)
Dividend per share	56.0	p	Up 12%	50.0	p
	(99.1	c)
Turnover including duty	£11,255		Up 2%	£11,005	m
	$(19,921	m)
Turnover excluding duty	£3,149	m	Up 4%	£3,032	m
	$(5,574	m)
Operating profit	£1,044	m	Up 18%	£885	m
	$(1,848	m)
Pre-tax profit	£862	m	Up 25%	£688	m
	$(1,526	m)
Profit after tax	£576	m	Up 28%	£450	m
	$(1,020	m)
Basic earnings per share	79.0	p	Up 29%	61.4	p
	(139.8	c)
Diluted earnings per share	78.6	p	Up 28%	61.2	p
	(139.1	c)

(1) Adjusted to exclude amortisation and exceptional items. Management believes that reporting results before amortisation and exceptional items (adjusted operating profit, adjusted profit before tax, adjusted profit after tax and adjusted earnings per share) provides a better comparison of underlying business performance for the year.

The exchange rate of US $1.770 to the £1, the pound sterling noon buying rate on 30 September 2005, has been used to translate this statement prepared under UK GAAP.

CHAIRMAN’S STATEMENT

With another strong financial and operational performance in 2005, I am delighted that our strategy for growth has continued to deliver value for our shareholders.

Our strategy is clear. It is to create sustainable shareholder value by growing our business both organically and through acquisitions. Our focus on this strategy has transformed Imperial Tobacco over the past nine years into the international company it is today.

In the past five years total shareholder return was 265 per cent and we have outperformed the FTSE All-Share Index by 245 per cent. Contributing to that track record, in 2005 total shareholder return was 40 per cent.

EARNINGS AND DIVIDEND

During the year we delivered some pleasing market and brand performances which, combined with our continuing focus on costs and effective cash management, grew adjusted earnings per share by 11 per cent to 112.8 pence. Basic earnings per share were 79.0 pence (2004: 61.4 pence).

As a result of this successful performance, the Board is recommending a final dividend of 39.5 pence per share, bringing the total dividend for the year to 56.0 pence, up 12 per cent on 2004 (2004: 50.0 pence). Since 2001 we have grown our dividend by 18 per cent compound.

This financial performance reflected a number of operational highlights that clearly demonstrate the effectiveness of our strategy.

PERFORMANCE

Our core markets of the UK and Germany delivered significant improvements in profits, against a background of market declines, an excellent achievement. Elsewhere, we grew our cigarette shares in a number of markets across the world with some strong brand performances from Davidoff and West.

Our drive for efficiencies and further cost savings across the Group has continued. The ongoing focus on enhancing productivity and improving operational efficiencies within our manufacturing operations has resulted in the closure of three manufacturing sites in the past year, with further rationalisation announced in September.

We are a highly cash generative tobacco company and we have ensured that shareholders continue to benefit from our effective cash management by initiating a rolling share buyback programme in February 2005. We see this as an efficient use of cash whilst we continue to pursue value creating acquisition opportunities.

BOARD CHANGES

The Board continues to ensure high standards of corporate governance across every aspect of the business. Each year we conduct a review of Board membership to ensure that an appropriate level of independent Non-Executive Directors is maintained through orderly succession, without compromising the effectiveness of the Board and mindful of the independence requirements of the Combined Code.

Simon Duffy and Sipko Huismans will step down as Non-Executive Directors at our AGM in January 2006 having served nine years on the Board. In addition David Thursfield resigned as a Non-Executive Director in October 2005, due to his increasing level of external commitments. I would like to thank Simon and Sipko for their valuable contributions to the business since 1996 and David for his contribution since 2003. At our AGM in 2006 Iain Napier, who was appointed as Joint Vice Chairman in December 2004, will take on the role of Senior Independent Non-Executive Director.

I have been delighted to welcome both Susan Murray and Colin Day as Non-Executive Directors during the year. Both bring a wealth of experience to the business; Susan has held a number of high-profile marketing and management roles and Colin is an experienced international executive with a strong track record in the consumer sector.

Bruce Davidson, Sales and Marketing Director, resigned from the Board in February. Graham Blashill, formerly Regional Director Western Europe, has extended his responsibilities to cover all of the Group’s global sales and marketing operations and I was delighted to welcome him to the Board as Group Sales and Marketing Director in October 2005.

OUTLOOK

Our balance, both geographically and in the breadth of the products and brands we offer consumers, together with our ingrained focus on costs, leave us well placed to continue to grow the business.

This, combined with our effective use of cash for value creating acquisitions, further organic investments and share buybacks, should ensure that we continue to deliver sustainable growth for our shareholders.

I am grateful to my colleagues on the Board, our senior management team and to our employees worldwide for their impressive contributions and continued commitment to Imperial Tobacco’s success; my sincere thanks to them all.

In conclusion, I am confident that our strategy will continue to deliver good results, with our strong management team ensuring excellence in its execution.

Derek Bonham

Chairman

OPERATING AND FINANCIAL REVIEW

Our focus on a clear and consistent strategy has again produced great results in 2005 with double digit earnings per share growth, building on our outstanding track record.

The fundamental strength of our core business was demonstrated by the improved profits we have delivered in the mature markets of the UK and Germany.

Across Western Europe, Eastern Europe, the Middle East and Asia we increased our cigarette shares in many markets due to the strength of our brand portfolio and our focus on trade marketing and sales excellence. This cigarette share growth reflected strong performances from our international strategic brands Davidoff and West, particularly in the Rest of Western Europe, where volumes grew by 11 per cent and 31 per cent respectively.

Despite a significant cigarette market size reduction in one of our core markets, Germany, we have been very encouraged by the positive trend in our overall cigarette volumes in the second half of the year, reversing the decline of the first half, with annual volumes up 1.5 per cent year on year.

In manufacturing, we continued to focus on the simplification and standardisation of processes, products and packaging. We have delivered an excellent improvement in productivity, up by 15 per cent in 2005. This is due to the closure of a number of factories since May 2004, together with the benefits of machinery redeployment and underlying efficiency gains. As part of our ongoing manufacturing review, in September 2005 we announced a restructuring of our European cigarette operations and the consolidation of our rolling papers production into Belgium, which will result in the closure of our rolling papers factory in South Wales.

We continually review our cost base to ensure that we are structured efficiently and effectively in manufacturing, sales and marketing and our central support functions.

We are proud of the hallmarks of our business: our strong financial performance, our profitable core markets of the UK and Germany, our international reach, our brand equity, our multi-product portfolio, our cost focus and our track record of successful acquisitions.

A fundamental element of our strong financial performance is our ability to turn our profits into cash and ensure its effective utilisation. A rolling share buyback programme was initiated in February 2005 on which we spent around £200 million during the remainder of the financial year.

We continued to invest for sustainable organic growth. With our Turkish factory opening in April, we initially launched Davidoff and Maxim cigarettes with encouraging early results and we added to the portfolio with the introduction of West in September 2005. We increased our direct sales force in Italy and are improving our route to market capabilities in a number of markets, including Russia. In China, we built on our already strong relationship with the Yuxi Hongta Group. We enhanced our position in the Scandinavian market through our investment in Swedish snus manufacturer Skruf, giving us a foothold in snus and also allowing us to distribute our other products through their established selling operation.

Our success is not just about our operational performance. It is also about the Group’s responsible behaviour towards a large number of business partners. These partners accept our contribution to the economic growth of many countries and recognise the engagement of Imperial Tobacco in areas of mutual interest. Our progress in this area is demonstrated further in our annual Corporate Responsibility Review, which will be updated in December 2005 and will be available on our website www.imperial-tobacco.com.

Whilst regulation has increased significantly over the past five years, we are experienced in developing our business successfully in this environment as demonstrated by our consistent results. We support sensible and fair regulation that recognises we are a legitimate business, producing a legal product. We continue our approach of constructive engagement with the authorities in the markets in which we operate. We believe that sensible regulation combined with well thought out voluntary agreements is the most effective way forward.

From a litigation perspective, we were pleased with the judge’s decision in May to dismiss on all counts the McTear claim against Imperial Tobacco in Scotland. We have never lost or settled any tobacco litigation and will continue to defend ourselves robustly against any further speculative claims.

Identifying and developing tomorrow’s leaders is a key activity for all businesses. Several new initiatives were introduced in the year to develop our management team, with the aim of further improving performance and instilling the essence of what makes Imperial Tobacco successful.

Our people are dedicated. They are sales and cost focused and have a tremendous track record. They are not only good at what they do, they are also committed to shareholder value creation and I join the Chairman in thanking our employees worldwide for what they have achieved this year on behalf of our shareholders.

Our unswerving focus on our strategy, to create sustainable shareholder value by growing our operations both organically and through acquisitions, continues to place the Group in a strong position.

2005 has been a great year for Imperial Tobacco. Looking ahead, I believe that we will continue to build on our successes.

Gareth Davis

Chief Executive

GROUP OPERATING PERFORMANCE

In 2005 a good operational performance, combined with effective cash management, enabled us to deliver 11 per cent growth in adjusted earnings per share.

In 2005, adjusted operating profit before amortisation and exceptional items grew 7 per cent to £1,307 million. This growth was driven by our continuing focus on profitable volume development, capitalising on our broad product portfolio and underpinned by effective cost management. Reported operating profit, after amortisation and exceptional items, was up 18 per cent to £1,044 million including a reduction in exceptional items to £57 million (2004: £129 million).

Turnover including duty was £11,255 million compared to £11,005 million in the financial year ending 2004. Turnover excluding duty was up 4 per cent to £3,149 million (2004: £3,032 million), with the Group’s adjusted operating margin up to 41.5 per cent (2004: 40.2 per cent).

REGIONAL PERFORMANCE HIGHLIGHTS

	Turn- over ex duty 2005	Turn- over ex duty 2004	Adjusted Operating profit(1) 2005	Adjusted Operating profit(1) 2004	Cigarette volumes 2005	Cigarette volumes 2004	Fine cut tobacco volumes 2005	Fine cut tobacco volumes 2004
	£m	£m	£m	£m	bn	bn	000’s tonnes	000’s tonnes

UK	812	793	477	454	23.9	25.2	2.1	2.0

Germany	630	590	295	237	20.9	23.9	7.1	6.3

Rest of Western Europe	644	634	326	329	17.7	16.5	15.6	16.6

Rest of the World	1,063	1,015	209	198	112.7	107.0	1.8	1.8

Total as adjusted	3,149	3,032	1,307	1,218	175.2	172.6	26.6	26.7

(1) Results before amortisation and exceptional items.

In the UK, turnover excluding duty was up 2 per cent to £812 million, with adjusted operating profit up 5 per cent to £477 million. Cigarette volumes were down to 23.9 billion mainly as a result of market volume declines. The profit improvement reflected the benefits of price increases, growth in fine cut tobacco and reduced costs, which more than offset cigarette volume declines and the impact of downtrading.

In Germany, turnover excluding duty increased 7 per cent to £630 million, with adjusted operating profit up 24 per cent to £295 million. This performance was despite a significant decline in the cigarette market size following successive duty rises. Our volumes were more resilient than the market, down 13 per cent to 20.9 billion, reflecting cigarette share growth. Price increases, growth in volumes of other tobacco products and cost efficiencies, both in manufacturing and trading operations, more than compensated for the cigarette volume declines and the impact of downtrading.

In the Rest of Western Europe, turnover excluding duty was up 2 per cent to £644 million. Adjusted operating profit was slightly down at £326 million. The increase in turnover was driven by cigarette volumes, up 7 per cent to 17.7 billion, as market share growth more than compensated for market declines. Our fine cut tobacco volumes were affected by increased downtrading across the region. These volume performances, combined with a movement in the geographic sales mix towards southern Europe, resulted in a slight decrease in profits and margins.

In the Rest of the World, turnover excluding duty was up 5 per cent to £1,063 million with adjusted operating profit up 6 per cent to £209 million. Our cigarette volumes were up 5 per cent to 112.7 billion and fine cut tobacco volumes were stable at 1,800 tonnes. Profits and margins increased, benefiting from volume growth, pricing improvements and operating cost reductions, more than offsetting regional mix effects and market investments.

INTEREST

The net interest charge for the year decreased to £184 million (2004: £204 million) reflecting reduced debt levels and a lower average all-in cost of debt of 5.3 per cent (2004: 5.6 per cent). This was mainly due to higher levels of floating rate debt, the refinancing of our bank facility at improved margins and maturing capital market debt being replaced with lower cost bank financing. Interest cover before amortisation and exceptional items was 7.1 times (2004: 6.0 times).

PROFIT BEFORE TAX

Group adjusted profit before tax rose 11 per cent to £1,123 million (2004: £1,014 million). After amortisation and exceptional items, reported profit before tax increased by 25 per cent to £862 million (2004: £688 million).

EXCEPTIONAL ITEMS

Reported profit before tax was impacted by exceptional items of £57 million (2004: £129 million) and profit on the sale of fixed assets of £2 million (2004: £7 million). The 2005 exceptional costs related to a number of restructuring initiatives including the closure of our Montreal, Plattsburgh and Dublin factories, and the announced restructuring of our European cigarette operations and the closure of our South Wales factory. These initiatives are anticipated to generate the following annual savings: Dublin £4 million for year ending 30 September 2006; Berlin £10 million and Treforest £3 million both for the year ending 30 September 2007.

ACQUISITIONS

In September, we acquired a 43 per cent stake of the Swedish snus company, Skruf. The consideration of £6 million was satisfied in cash with a commitment to purchase the balance of shares by mid 2009. The acquisition will be accounted for as a 100 per cent owned subsidiary to reflect the substance of the transaction.

The total amortisation charge for the Group for the year was £206 million (2004: £204 million).

TAXATION

The tax charge for the year was £286 million (2004: £238 million), representing an effective tax rate of 27.0 per cent on profit before amortisation. The tax rate on reported profit before tax was 33.2 per cent. The Group continues to benefit from lower tax rates applied to a number of overseas subsidiaries.

EARNINGS AND DIVIDENDS

Adjusted earnings per share increased by 11 per cent to 112.8 pence (2004: 101.6 pence) and basic earnings per share increased by 29 per cent to 79.0 pence (2004: 61.4 pence).

We have proposed a final dividend for the year of 39.5 pence, such that the total dividend for the year is 56.0 pence, an increase of 12 per cent, broadly in line with our adjusted earnings growth. This dividend will be paid on 17 February 2006 to those shareholders on the register at the close of business on 20 January 2006. Our dividend policy is progressive, growing dividends broadly in line with adjusted earnings, with around a 50 per cent payout ratio.

The interim dividend of 16.5 pence was paid on 5 August 2005.

FINANCING AND LIQUIDITY

At the year end, our net debt had decreased to £3.3 billion (2004: £3.6 billion) of which 21 per cent was denominated in sterling, 77 per cent in euros and the balance in other currencies. In February we refinanced our core bank facility with a new €2.25 billion, 5 year facility on improved terms. At the year end 55 per cent of gross debt was fixed by interest rate derivatives (2004: 60.2 per cent).

CASH MANAGEMENT AND CAPITAL EXPENDITURE

We have a strong track record of cash conversion averaging 92 per cent over the last five years and this trend continued in 2005 with operating cash flow after net capital expenditure representing 104 per cent of adjusted operating profit.

Gross capital expenditure was £90 million (2004: £103 million), reflecting a maintenance level of capital expenditure plus investment in our factory in Turkey.

Our net capital expenditure was £63 million (2004: £48 million) including proceeds on disposal of fixed assets of £27 million (2004: £55 million).

SHARE BUYBACKS

We commenced a share buyback programme in February 2005. By 30 September 2005 we had spent around £200 million buying back 13.5 million shares, representing 1.9 per cent of issued share capital, all of which are held as treasury shares. The average share price paid was 1475 pence, excluding transaction costs.

The impact of the share buyback programme for the financial year ended September 2005 was to increase adjusted earnings per share by 0.4 pence and basic earnings per share by 0.2 pence, after taking into account an increase in the net interest charge of £3 million and a decrease in the tax charge of £1 million.

ADOPTION OF INTERNATIONAL FINANCIAL REPORTING STANDARDS

The financial statements for the year ended 30 September 2005 have been prepared in accordance with UK accounting standards (UK GAAP). For the year ending 30 September 2006, we will report under International Financial Reporting Standards (IFRS).

We communicated our assessment of the key changes that implementing IFRS would have had on our results for 2004, in March 2005 and the related presentation is available on our website. Excluding the impact of IAS39 on derivatives, our adjusted results under IFRS for 2004 would have been marginally different due to pensions accounting, with all other impacts currently assessed as being immaterial. The major impacts on net assets amounted to an uplift of around half a billion pounds at 1 October 2004.

We are preparing a reconciliation of our 2005 UK GAAP primary financial statements to IFRS which we will release on 24 November 2005.  It will be posted to shareholders along with the Annual Report and Accounts and will be available on our website, www.imperial-tobacco.com.

UNITED KINGDOM

We delivered a good performance, building on the progress we have made in recent years and consolidating our position as the undisputed market leader in cigarettes and fine cut tobacco.

MARKET DYNAMICS

We estimate that the UK cigarette market was down by around 4 per cent to 51 billion cigarettes. Consumer downtrading continued with growth in both the ultra low price cigarette and fine cut tobacco sectors. We estimate the fine cut tobacco market grew to 3,000 tonnes (2004: 2,900 tonnes).

We operate in a highly regulated environment in which new point of sale advertising restrictions were introduced in December 2004. The UK Government’s Health Bill was published on 27 October 2005, and states that from the summer of 2007, smoking will be banned in all enclosed public places in England and Wales – apart from private members’ clubs and licensed premises that do not serve or prepare food.

We anticipate that in Scotland and Northern Ireland a ban on smoking in public places will be implemented on 26 March 2006 and by April 2007 respectively.

OUR PERFORMANCE

We delivered a strong improvement in operating profits, up 5 per cent to £477 million as a result of price increases, growth in fine cut tobacco volumes and cost reductions.

Our results reflect the strength of our brand portfolio, which includes the UK’s two best selling cigarette brand families, Lambert & Butler and Richmond. Lambert & Butler performed well, maintaining 16.0 per cent of the market, whilst Richmond had an excellent year, growing its share by 1.5 percentage points to 14.7 per cent. The combined brand families accounted for over 30 per cent of the UK market in 2005.

Reflecting market dynamics, our market shares of Regal, Embassy and Superkings declined slightly such that our total UK cigarette market share remained broadly stable at 44.5 per cent.

We increased our fine cut tobacco share to 66.3 per cent, with strong growth from Golden Virginia, the UK market leader.

Our excellent performance in this highly regulated environment reflects our continued investment in our skilled salesforce and supporting technology.

Our UK co-marketing and logistics agreement with Philip Morris was renegotiated for an additional five years.

OUTLOOK

The UK market continues to make a major contribution to the Group’s overall performance. In the context of moderate market declines and current market sector trends, our strong brand portfolio means we are well placed to build on our market leadership positions in cigarette and fine cut tobacco and to further develop our profits.

GERMANY

Our focus on the profitable development of our German operations has delivered significantly improved results, demonstrating our flexibility to adapt to market conditions.

MARKET DYNAMICS

Successive tax increases over the past few years continue to impact the overall market size in Germany and we estimate that the total tobacco market in 2005 was down by 4 per cent to 144 billion cigarette equivalents (2004: 150 billion). The cigarette market decreased by 15 per cent to 101 billion cigarettes partially offset by strong growth in other tobacco products, up by 39 per cent, as consumers sought value brands and products. Reflecting this trend, the low price branded cigarette sector continued to grow and accounted for 7.5 per cent of cigarette sales in September 2005.

The third and final stage of the current round of tobacco tax increases was introduced in September 2005, following those in March and December 2004. We passed on this tax increase to consumers which, for the majority of our cigarette portfolio, entailed reducing pack sizes from 19 to 17 cigarettes and lowering prices by 20 euro cents.

In the case between the German Government and the European Court of Justice (ECJ) regarding the taxation of the Singles make your own product category, the Advocate General published his opinion in July stating that the Singles category should no longer be taxed as fine cut tobacco but at the same higher rate as cigarettes. The ruling of the ECJ is expected on 10 November 2005.

OUR PERFORMANCE

Despite a challenging trading environment, operating profit rose by 24 per cent to £295 million, due to growth in our cigarette share, increased other tobacco product volumes, price increases and the benefits of cost efficiencies in both manufacturing and trading.

We were pleased with the growth in our cigarette share up to 19.4 per cent (2004: 18.9 per cent). The market share development of JPS was particularly impressive with the brand capturing 1.7 per cent of the cigarette market in the 18 months since its launch, finishing the year at 2.8 per cent. Davidoff, Peter Stuyvesant and R1 all continued to perform well in the premium sector and West remained the second largest cigarette brand in Germany with market share of 8.5 per cent.

Within other tobacco products our volumes have grown strongly, largely driven by the growth in Singles, up by 36 per cent, although our annual market share in this sector declined to 24.2 per cent as a result of increased competitor activity. In the second half our share stabilised reflecting good performances from JPS and the recently launched Fairwind.

OUTLOOK

The German market will continue to be challenging and particularly if the awaited ECJ ruling is adverse, but we have prepared a variety of portfolio responses depending on the outcome. Our flexible approach has ensured the improving profitability of our operations in Germany and we believe that this flexibility, combined with our broad product portfolio and our strength in value cigarettes and other tobacco products, will continue to mean we are well positioned.

REST OF WESTERN EUROPE

We have delivered improvements in our cigarette shares complementing our strong presence in fine cut tobacco and rolling papers.

REGIONAL DYNAMICS

We estimate the annual regional cigarette market was down by 3 per cent, but the rate of decline slowed in the second half of the year. The regional fine cut tobacco market declined by 2 per cent due to increased prices. Consumers continued to economise, stimulating growth in the value segments of both cigarette and fine cut tobacco.

The debate on smoking in public places has intensified across the region this year most notably in Italy where further restrictions were introduced. Our experience in Ireland bears out our view that there would be an initial market decline with the impact diminishing over time.

OUR PERFORMANCE

The growth in our cigarette shares more than offset the market volume decline. However operating profit was slightly down at £326 million reflecting the change in sales mix and downtrading within fine cut tobacco.

In the Netherlands, our cigarette market share grew to 4.9 per cent due to the strong performance of West and we introduced JPS Red and JPS Silver in June in the value segment to capitalise on the continued downtrading dynamic. Our fine cut tobacco market share was impacted by downtrading; however, we have seen encouraging progress since we launched the value brands Zilver and Evergreen during the year.

Our domestic cigarette market share in Belgium improved in the second half of the year with an encouraging performance from Route 66.

In Ireland we grew cigarette market share to 25.0 per cent with growth in Superkings.

Although our overall cigarette share declined slightly in France to 3.3 per cent, we have strengthened our value offering by extending the JPS family. We maintained our market leading position in the fine cut tobacco sector with our share at 29 per cent supported by a good performance by Interval.

In Greece, despite downtrading, Davidoff continued to perform strongly in the premium sector with 16 per cent volume growth and with the repositioning of West and the launch of Maxim Slims our market share rose to 7.0 per cent.

In Spain our market share grew to 5.1 per cent, mainly due to the success of the JPS brand family. We are market leaders in the growing fine cut tobacco market and delivered a strong performance with Golden Virginia.

The benefits of investment in a new salesforce in Italy were reflected in our cigarette share which reached 1.6 per cent with growth from Peter Stuyvesant, Route 66 and West.

OUTLOOK

Given the current regional dynamics, we believe the breadth of our product portfolio provides us with opportunities for future growth as we continue to strengthen our position in this region.

REST OF THE WORLD

We continued to build our presence and invest for sustainable growth in our Rest of the World region. Volumes and profit grew as a result of some strong in-market performances.

REGIONAL DYNAMICS

This region consists of both mature and developing markets including the key growth regions of Asia, Eastern Europe, Africa and the Middle East. Many markets are highly regulated and we are seeing an increasing level of regulatory debate and activity across the world, in part influenced by the Framework Convention on Tobacco Control.

OUR PERFORMANCE

Operating profit in this region grew by 6 per cent to £209 million with our performances across Asia, Eastern Europe, Africa and the Middle East more than offsetting the impact of challenging trading conditions in Central Europe and Duty Free.

In Asia, we increased our market share in Taiwan to 11.4 per cent with a good performance from Boss, benefiting from the introduction of Boss Blue in July. In both Vietnam and Laos we grew our volumes and share, with a strong performance from Bastos. In China, the co-operation with the Yuxi Hongta Group continued to develop with a number of collaborative workshops and the extension of the West brand distribution to Beijing.

In Australia, profits grew despite market declines. Our cigarette share remained stable at 17.7 per cent with good performances from Peter Stuyvesant and Superkings.

In Central Europe, we continued to develop our business in the region despite increasing competitor activity in the ultra low price segment. In Poland, we regained market share momentum following the repositioning of Route 66 and the introduction of Paramount. Conditions remain challenging across the region and we continue to focus on balancing profit and volume, with some encouraging recent brand launches of Paramount, Golden Gate and Moon.

In Eastern Europe, our volumes grew. Highlights include our Russian market share, up to 5.3 per cent with growth in Maxim, our improved portfolio in the Ukraine with the newly introduced Classic and in the Caucasus, volumes rose by over 70 per cent.

Following the completion of our new cigarette factory in Turkey and our subsequent brand launches into the market in April and September, early progress is encouraging.

In Africa, our profits grew with positive market share developments in Central and Western Africa, and in the Middle East, Davidoff continued to extend our regional presence with volumes up 27 per cent.

OUTLOOK

There are encouraging opportunities for the Group in this region, given the broad spread of markets it encompasses. It is through this very diversity that we are able to manage our regional performance effectively and we continue to focus on profitable volume development while investing for future growth.

MANUFACTURING

We delivered further significant cost savings across our manufacturing base. During the year we continued to focus on the simplification and standardisation of our business while reviewing our global manufacturing portfolio in order to remain competitive and reduce costs.

OUR PERFORMANCE

Productivity was up by an excellent 15 per cent with increases in all regions. Cigarette unit costs were down by 6 per cent. We further simplified our product portfolio reducing our blends, materials, ingredients and Stock Keeping Units. Blends were down by 10 per cent during the year, bringing the total reduction to 41 per cent in the past three years. We continue to manage our Stock Keeping Units reducing the opening position by some 9 per cent.

Reflecting our ongoing commitment to address our surplus production capacity, we closed our factories in Dublin, Plattsburgh and Montreal enhancing our productivity and improving operational efficiencies. In September, we announced the closure of the UK rolling papers factory in Treforest, South Wales, and the transfer and consolidation of production to our larger papers plant in Wilrijk, Belgium. We also announced plans to restructure our European cigarette operations, including the relocation of approximately 10 billion cigarettes for the Central and Eastern Europe markets from Germany to Poland.

Standardising our systems is key to our operational efficiency. A consistent product quality rating system, a time to market system, standard factory data collection and control systems and ISO standards for quality and environment all contributed to reduced waste, lower write-off costs, lower energy usage and improved factory performance. We have driven a number of improvements in the year, reflected in our key performance indicators, for example, four sites gained ISO accreditation.

The use of key performance indicators has also helped us in improving our supply chain, which moves more than 700,000 tonnes of products per year. We are implementing an integrated IT system to improve our performance, in the areas of stock visibility, sales forecasting and production planning.

OUTLOOK

We will continue to drive for improvements throughout our manufacturing and supply chain activities as we have done over the last 20 years, focusing on business simplification in all areas, delivering both improvements in product quality and cost savings, while remaining flexible and responsive to market dynamics.

OPERATING ENVIRONMENT

In the context of increasing regulation and a challenging global environment we continue to build constructive relationships with governments and regulatory bodies world-wide. Our objective remains to ensure that regulation of tobacco products is sound, proportionate and workable. We do not accept without challenge regulation that is flawed, unreasonable or disproportionate, nor do we engage lightly in legal challenges. However, we will do so where we believe it is necessary to protect our business interests.

SMOKING IN PUBLIC PLACES

In a number of the markets and regions in which we operate the debate on the introduction of restrictions or outright bans on smoking in public places and in the workplace has intensified. As stated previously, we support sensible regulation but believe that outright bans are unnecessary and disproportionate. Our experience in Ireland confirms our view on the impact of restrictions on smoking in public places. It is clear that smokers will continue to smoke; there may be an initial dip in consumption but this diminishes over time.

FRAMEWORK CONVENTION ON TOBACCO CONTROL (FCTC)

Adopted in May 2003, the World Health Organisation’s Framework Convention on Tobacco Control is the first global tobacco treaty that seeks to regulate tobacco products in a number of areas including tobacco advertising, labelling, product testing and submission of ingredient information, as well as product traceability. The Convention also addresses tobacco taxation and calls for tightened legislation to clamp down on smuggling and illicit products. The number of ratifications required for the FCTC to take effect was achieved in November 2004.

We support strong measures to tackle illicit trade and to prevent youth smoking, but we believe that some areas covered by the Convention are more appropriately left to national authorities.

EUROPEAN UNION TOBACCO PRODUCT DIRECTIVE (EUTPD)

The European Commission published its first report on the application of the EUTPD in July 2005. The report does not call for immediate changes to the Directive.

PICTORIAL HEALTH WARNINGS

Following the European Council’s decision in 2003 concerning the use of pictorial health warnings on packs, the European Commission published an image library in

May 2005. The use of pictorial health warnings is a Recommendation and is not compulsory.

Thailand introduced pictorial health warnings in March 2005 and the Australian Government will require warnings from March 2006. It is our view that the use of pictorial health warnings is unnecessary. They provide no additional information to the public about the health risks associated with smoking and are designed solely to vilify, stigmatise and shock.

We are not aware of any evidence to suggest that pictorial health warnings have had any impact on consumers’ smoking behaviour in countries where they have already been introduced, such as Canada and Brazil. However, we will comply with all legislation that requires us to display them on our products. We shall continue to raise our concerns with the relevant authorities.

The erosion of our intellectual property rights through ever more intrusive health warnings and other information that we are required to print on packs is a cause for concern and we continue to raise this issue with governments and regulatory bodies accordingly.

ADVERTISING RESTRICTIONS

The European Union Advertising Directive came into effect on 31 July 2005, banning the advertising of tobacco products in the print media, on radio broadcasts and through tobacco related sponsorship for events such as Formula One motor racing and the World Snooker Championship. In 2003, the German Government took legal action against parts of the Directive, arguing that the regulation of tobacco advertising should be a national responsibility. We understand that a ruling is expected in 2006.

In the UK, the Tobacco Advertising and Promotion (Point of Sale) Regulations 2004 took effect in December 2004 in England, Wales and Northern Ireland, limiting advertising inside tobacco retailers to a total surface area equivalent to one A5 sheet of paper (including text health warning and quit line telephone number). Scotland has introduced almost identical legislation.

In March 2004 the Irish Government passed the Public Health Tobacco Act, which bans product displays and in-store advertising whilst conferring major search and seize powers on the Office of Tobacco Control. The Act is being challenged in court by a number of tobacco companies including ourselves.

We have stringent, self-imposed policies and standards in place that cover our advertising and promotional activities worldwide, and we do not believe that advertising bans are necessary. Our International Code of Practice for the Marketing of Tobacco Products is available on our website www.imperial-tobacco.com.

TOBACCO DUTY

Significant duty increases took place this year in several Western Europe countries, most notably in Germany and in the Member States that joined the EU in May 2004. We remain concerned that substantial duty increases encourage the growth of smuggling, illegal cross-border trading and counterfeiting and we are totally opposed to such activities. We continue to work with Customs Authorities in a number of countries to counter this illegal trade. We have signed Memoranda of Understanding (MoU) in seven countries to date. Discussions are progressing in a further twelve countries. The recent signing of the updated MoU in China between local authorities and a coalition of tobacco companies (including Imperial) is the result of continuing activities to tackle counterfeit products.

TOBACCO-RELATED LITIGATION

In Scotland, on 31 May 2005 we received a favourable judgment in the case of McTear v. Imperial Tobacco Limited. The judgment found in favour of the Company on all counts and has not been appealed. Abandonment has been agreed in respect of ten other cases brought against us in Scotland in which individual claimants were seeking damages for alleged smoking-related effects. The one remaining case against us in Scotland is inactive.

In the Republic of Ireland, the number of claims against the Company has fallen from 307 in 1997, to 13 (two of which have been dismissed subject to appeals and one whose statement of claim was served out of time and has been returned); 294 cases have been dismissed, discontinued or are not proceeding. No case has gone beyond service of a statement of claim and replies to notices of particulars.

In Poland, an individual claimant has served proceedings on us. There have been several preliminary hearings and we anticipate judgment in late 2005/early 2006. During 2005, a further individual filed a claim against us which the court rejected on the basis that it failed to comply with legal formalities. On 4 February 2005 a Health Association filed proceedings against us and other tobacco companies. These proceedings have not been formally served on Imperial Tobacco or any of the other tobacco companies.

In the Netherlands, we have received claim letters on behalf of 44 individuals, although 15 of those individuals have now withdrawn. Testimony has been taken from the majority of the remaining potential claimants at preliminary hearings. No proceedings have been commenced.

In Australia, an individual claimant has served proceedings on seven tobacco companies, including our Company. A statement of claim has been served.

To date, no judgment has been entered against Imperial Tobacco and no action has been settled in favour of a claimant in any tobacco-related litigation involving Imperial Tobacco or any of its subsidiaries. Imperial Tobacco has been advised by its lawyers that it has meritorious defences to the legal proceedings in which damages are sought for alleged smoking-related health effects and to threatened actions of a similar nature. We will continue to contest all such speculative litigation against the Group.

FINANCIAL STATEMENTS

The figures and financial information for the year ended 30 September 2005 do not constitute the statutory financial statements for that year. Those financial statements have not yet been delivered to the Registrar, nor have the Auditors yet reported on them. The accounting policies that have been adopted are consistent with those stated in the Annual Report and Accounts for the period ended 30 September 2004.

SUMMARY CONSOLIDATED PROFIT AND LOSS ACCOUNT

FOR THE YEAR ENDED 30 SEPTEMBER 2005

	2005		2004
	£m		£m

Turnover	11,255		11,005
Duty in turnover	(8,106)		(7,973)
Costs and overheads less other income	(2,105)		(2,147)

Operating profit	1,044		885

Group operating profit before amortisation and exceptional items	1,307		1,218
Amortisation	(206)		(204)
Exceptional items	(57)		(129)

Profit on disposal of fixed assets	2		7

Profit on ordinary activities before interest and taxation	1,046		892
Net interest	(184)		(204)

Profit on ordinary activities before taxation	862		688
Taxation	(286)		(238)

Profit on ordinary activities after taxation	576		450
Equity minority interests	(6)		(5)

Profit attributable to shareholders	570		445
Dividends	(398)		(362)

Retained profit for the year	172		83

Earnings per ordinary share
Basic	79.0	p	61.4	p
Adjusted
(before amortisation and exceptional items)	112.8	p	101.6	p
Diluted	78.6	p	61.2	p

Dividends per ordinary share
Interim	16.5	p	15.0	p
Proposed final	39.5	p	35.0	p

All activities derive from continuing operations.

There is no difference between the profit as shown above and that calculated on an historical cost basis.

SEGMENTAL INFORMATION

	2005	2004
	£m	£m

Turnover
By destination
UK	4,722	4,776

Germany	2,630	2,478
Rest of Western Europe	1,571	1,556
Rest of the World	2,332	2,195

International	6,533	6,229
	11,255	11,005
Duty in turnover
By destination
UK	3,910	3,983

Germany	2,000	1,888
Rest of Western Europe	927	922
Rest of the World	1,269	1,180

International	4,196	3,990
	8,106	7,973
Turnover excluding duty
By destination
UK	812	793

Germany	630	590
Rest of Western Europe	644	634
Rest of the World	1,063	1,015

International	2,337	2,239
	3,149	3,032
Operating profit
By destination
UK	477	454

Germany	295	237
Rest of Western Europe	326	329
Rest of the World	209	198

International	830	764

Trading operations	1,307	1,218
Amortisation	(206)	(204)
Exceptional items	(57)	(129)
	1,044	885

EARNINGS PER SHARE

	2005		2004

Earnings per share
Basic	79.0	p	61.4	p
Adjustment for amortisation and exceptional items	33.8	p	40.2	p
Adjusted	112.8	p	101.6	p

Diluted	78.6	p	61.2	p

	2005	2004
	£m	£m
Earnings
Basic	570	445
Adjustment for amortisation and exceptional items	244	291
Adjusted	814	736

Adjusted earnings per share are calculated before tax-effected exceptional items of £40m (2004: £89m), tax-effected amortisation of intangibles of £6m (2004: £6m) and goodwill amortisation of £198m (2004: £196m), since the Directors consider that this provides a better comparison of underlying business performance.

There would be no significant dilution of earnings if the outstanding share options were exercised.

	2005 Number	2004 Number

Weighted average number of shares outstanding during the year
Basic	721,523,004	724,263,415
Effect of share options	3,325,622	3,328,630
Diluted	724,848,626	727,592,045

SUMMARY CONSOLIDATED STATEMENT OF TOTAL RECOGNISED GAINS AND LOSSES FOR THE YEAR ENDED 30 SEPTEMBER 2005

	2005	2004
	£m	£m
Profit attributable to shareholders	570	445
Exchange movements on retranslation of net investments and related borrowings	19	(31)

Total recognised gains for the year	589	414

SUMMARY CONSOLIDATED BALANCE SHEET

AT 30 SEPTEMBER 2005

	2005	2004
	£m	£m
Fixed assets
Intangible assets	3,345	3,547
Tangible assets	632	651
Investments	5	7
	3,982	4,205
Current assets
Stocks	878	864
Debtors: amounts falling due within one year	1,089	1,019
Debtors: amounts falling due after more than one year	53	2
Investments	25	77
Cash	231	262
	2,276	2,224
Creditors: amounts falling due within one year	(2,748)	(2,556)

Net current liabilities	(472)	(332)

Total assets less current liabilities	3,510	3,873

Creditors: amounts falling due after more than one year	(2,843)	(3,267)
Provisions for liabilities and charges	(527)	(470)

Net assets	140	136

Capital and reserves
Called up share capital	73	73
Share premium account	964	964
Profit and loss account	(916)	(919)

Equity shareholders’ funds	121	118
Equity minority interests	19	18
	140	136

RECONCILIATION OF MOVEMENTS IN SHAREHOLDERS’ FUNDS

FOR THE YEAR ENDED 30 SEPTEMBER 2005

	2005	2004
	£m	£m

Profit attributable to shareholders	570	445
Dividends	(398)	(362)

Retained profit for the year	172	83
Payments for the purchase of own shares	(201)	—
Credit in respect of employee share schemes	8	9
Exchange movements on goodwill previously written off	5	17
Other net exchange movements	19	(31)

Net addition to shareholders’ funds	3	78
Opening shareholders’ funds	118	40

Closing shareholders’ funds	121	118

SUMMARY CONSOLIDATED CASH FLOW STATEMENT

FOR THE YEAR ENDED 30 SEPTEMBER 2005

	2005	2004
	£m	£m

Net cash inflow from operating activities	1,370	1,241

Returns on investments and servicing of finance	(200)	(212)

Taxation	(239)	(236)

Capital expenditure and financial investment	(63)	(48)

Acquisitions
Payments to acquire businesses	(6)	(27)
Deferred consideration in respect of prior year acquisitions	—	(420)

Net cash outflow from acquisitions	(6)	(447)

Equity dividends paid	(373)	(326)

Net cash inflow/(outflow) before management of liquid resources and financing	489	(28)

Management of liquid resources	58	(8)

Financing
Payments for the purchase of own shares	(201)	—
Net purchase of shares by Employee Share Ownership Trusts	(5)	—
Decrease in borrowings	(374)	(19)

Decrease in cash in the year	(33)	(55)

RECONCILIATION OF OPERATING PROFIT TO NET CASH FLOW

FROM OPERATING ACTIVITIES

	2005	2004
	£m	£m

Operating profit	1,044	885
Depreciation and amortisation	292	310
Increase/(decrease) in provisions for liabilities and charges	69	(33)

(Increase)/decrease in stocks	(11)	121
Increase in debtors	(106)	(18)
Increase/(decrease) in creditors	82	(24)

Working capital cash (outflow)/ inflow	(35)	79

Net cash inflow from operating activities	1,370	1,241

RECONCILIATION OF NET CASH FLOW TO MOVEMENT IN NET DEBT

	2005	2004
	£m	£m

Decrease in cash in the year	(33)	(55)
Cash outflow from decrease in debt	374	19
Cash (inflow)/outflow from (decrease)/increase in liquid resources	(58)	8

Change in net debt resulting from cash flows	283	(28)
Currency and other movements	22	90
Deferred consideration	—	418

Movement in net debt in the year	305	480
Opening net debt	(3,588)	(4,068)

Closing net debt	(3,283)	(3,588)

ANALYSIS OF NET DEBT

	Cash	Current asset investments	Loans due within one year	Loans due after one year	Total
	£m	£m	£m	£m	£m

As at 30 September 2004	262	77	(719)	(3,208)	(3,588)
Cash flow	(33)	(58)	(6)	380	283
Exchange movements	2	6	18	(4)	22

As at 30 September 2005	231	25	(707)	(2,832)	(3,283)

SUMMARY OF DIFFERENCES BETWEEN UK AND US GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (“GAAP”)

The accompanying consolidated financial information has been prepared in accordance with accounting principles generally accepted in the United Kingdom (“UK GAAP”). Such principles differ in certain respects from generally accepted accounting principles in the United States (“US GAAP”). A summary of principal differences and additional disclosures applicable to the Group is set out below.

	Explanation Reference		2005		2004
			£m		£m
Profit attributable to shareholders under UK GAAP			570		445
US GAAP adjustments:
Pensions	(i	)	10		3
Amortisation of goodwill	(ii	)	198		196
Amortisation of brands/trade marks/ licences	(ii	)	(100)		(99)
Deferred taxation	(iii	)	42		57
Mark to market adjustments due to non designation of hedge accounting per SFAS 133	(iv	)	(35)		(50)
Employee share schemes charge to the profit and loss account	(vi	)	(5)		(9)

Net income under US GAAP			680		543

	Explanation Reference		2005		2004

Amounts in accordance with US GAAP
Basic net income per ordinary share	(vii	)	94.2	p	75.0	p
Basic net income per ADS	(vii	)	188.4	p	150.0	p
Diluted net income per ordinary share	(vii	)	93.8	p	74.6	p
Diluted net income per ADS	(vii	)	187.6	p	149.2	p

	Explanation Reference		2005	2004
			£m	£m

Equity shareholders’ funds under UK GAAP			121	118
US GAAP adjustments:
Pensions	(i	)	355	343
Goodwill, less accumulated amortisation of £(584m) (2004: £(386m))	(ii	)	(636)	(839)
Brands/trade marks/licences, less accumulated amortisation of £361m (2004: £261m)	(ii	)	2,645	2,762
Deferred taxation	(iii	)	(884)	(932)
Mark to market adjustments due to non designation of hedge accounting per SFAS 133	(iv	)	(72)	(37)
Proposed dividend	(v	)	278	253
Employee share schemes	(vi	)	—	(9)
Shareholders’ funds under US GAAP			1,807	1,659

(i) Pensions

Under UK GAAP, pension costs are accounted for under the rules set out in Statement of Standard Accounting Practice No. 24 (SSAP 24). Its objectives and principles are broadly in line with those set out in the US accounting standard for pensions, Statement of Financial Accounting Standard No. 87, “Employers’ Accounting for Pensions” (SFAS 87). However, SSAP 24 is less prescriptive in the application of the actuarial method and assumptions to be applied in the calculation of pension costs.

Under US GAAP, the annual pension cost comprises the estimated cost of benefits accruing in the period as determined in accordance with SFAS 87. Under SFAS 87, a pension asset representing the excess of Imperial Tobacco Pension Fund assets over benefit obligations has been recognised in the balance sheet.

(ii) Business combinations

Both UK and US GAAP require purchase consideration relating to a business combination to be allocated to the net assets acquired at their fair value on the date of acquisition.

Intangible assets

Under UK GAAP, fair values are assigned to identifiable intangible assets only if the identifiable intangibles are capable of being disposed of or settled separately, without disposing of a business of the entity.

Under US GAAP, identifiable assets are separately valued and amortised over their useful lives. The separately identifiable intangible assets included in the US GAAP balance sheet are principally comprised of brand rights, which are being amortised over periods between 25 to 30 years.

Goodwill amortisation

Under UK GAAP, goodwill arising and separately identifiable and separable intangible assets acquired on acquisitions made on or after 27 September 1998 are capitalised and amortised over their usual life, not exceeding a period of 20 years. Prior to 27 September 1998, all goodwill and separately identifiable and separable intangible assets were written off to reserves on acquisition.

The Company adopted SFAS No. 142, “Goodwill and Other Intangible Assets” (SFAS 142) with effect from 1 July 2001 and accordingly goodwill arising on acquisitions after this date are not amortised. For purchase transactions prior to 1 July 2001, goodwill was capitalised and amortised over its useful life. From 29 September 2002, in accordance with SFAS 142, the Company no longer amortises goodwill but rather tests such assets for impairment on an annual basis or where there is an indicator of impairment.

The Company completed an annual impairment review under SFAS 142 at 30 September 2005 and no impairment of goodwill was indicated. For the purposes of the annual impairment review, goodwill has been allocated to the following reporting units of the Group: Manufacturing, UK Sales and Marketing and International Sales and Marketing.

(iii) Deferred taxation

Under UK GAAP, deferred taxation is provided in full on all material timing differences. Deferred tax assets are recognised where their recovery is considered more likely than not.

US GAAP requires deferred taxation to be provided in full, using the liability method. In addition, US GAAP requires the recognition of the deferred tax consequences of differences between the assigned values and the tax bases of the identifiable intangible assets, with the exception of non tax-deductible goodwill, in a purchase business combination. Consequently, the deferred tax liability attributable to identifiable intangible assets has been recognised and is being amortised over the useful economic lives of the underlying intangible assets.

(iv) Derivative financial instruments

The Group has entered into certain swap transactions with contractual maturities exceeding those of the underlying debt being hedged, in anticipation of there being additional floating rate debt when the existing debt matures. Under UK GAAP, derivative financial instruments that reduce exposures on anticipated future transactions may be accounted for using hedge accounting.

US GAAP requires the Group to record all derivatives on the balance sheet at fair value. The Group has decided not to satisfy the SFAS No. 133 “Accounting for Derivative Instruments and Hedging Activities” (SFAS 133) requirements to achieve hedge accounting for its derivatives, where permitted, and accordingly movements in the fair value of derivatives are recorded in the profit and loss account.

(v) Proposed dividends

Under UK GAAP, dividends paid and proposed are shown on the face of the profit and loss account as an appropriation of the current year’s earnings. Proposed dividends are provided on the basis of recommendation by the Directors and are subject to subsequent approval by shareholders.

Under US GAAP, dividends are recorded in the period in which they are approved by the shareholders.

(vi) Employee share schemes

Under UK GAAP, the cost of employee share schemes is charged to the profit and loss account using the quoted market price of shares at the date of grant less the exercise price of the share options granted. The charge is accrued over the vesting period of the shares. SAYE type schemes are exempt from the requirement to recognise a charge to the profit and loss account.

Under US GAAP, the compensation cost is recognised for the difference between the exercise price of the share options granted and the quoted market price of the shares at the date of grant or measurement date and accrued over the vesting period of the options. For option plans which contain performance criteria, compensation cost is remeasured at each period end until all performance criteria have been met. The SAYE Scheme is regarded as compensatory and the discount is accrued over the vesting period of the grant.

(vii) Net income per share

Basic net income per ordinary share has been computed using US GAAP net income and weighted average ordinary shares. Diluted net income per ordinary share has been calculated by taking into account the weighted average number of shares that would be issued on conversion into ordinary shares of options held under employee share schemes. There would be no significant dilution of earnings if outstanding share options were exercised.

Each American Depositary Share (ADS) represents two Imperial Tobacco Group PLC ordinary shares.

DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS

All statements, other than statements of historical fact, included herein, are, or may be deemed to be, “forward-looking statements” within the meaning of Section 21E of the US Securities Exchange Act 1934, as amended. For a discussion of important factors that could cause actual results to differ materially from those discussed in such forward-looking statements please refer to Imperial Tobacco’s Annual Report on Form 20-F for the fiscal year ended 30 September 2004, filed with the Securities and Exchange Commission, on 21 March 2005.

FINANCIAL CALENDAR

Ex-dividend date for final dividend	18 January 2006
Final dividend record date	20 January 2006
Final dividend payable	17 February 2006